SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                              __________________

                                  FORM 8-A/A
                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             Net Perceptions, Inc.
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            (Exact name of registrant as specified in its charter)


          Delaware                                          41-1844584
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(State of Incorporation or Organization)      (IRS Employer Identification No.)


      7700 Frances Avenue South, Edina, Minnesota                   55435
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        (Address of Principal Executive Offices)                  (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [X]

Securities to be registered pursuant to Section 12(b) of the Act:

                                     None
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                               (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

         Series A Junior Participating Preferred Stock Purchase Rights
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                               (Title of Class)

Net Perceptions, Inc. (the "Company") hereby amends and supplements certain information in Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 6, 2001. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, the complete text of Items 1 and 2, as amended by this Form 8-A/A, is set forth below.

Item 1.  Description of Registrant's Securities to be Registered.

         On June 1, 2001, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock of the Company, par value $0.001 per share (the "Common Stock"), to stockholders of record at the close of business on June 14, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"), at a purchase price of $15 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended by the Rights Agreement Amendment (as defined below), between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the "Rights Agreement").

         On December 23, 2003, the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, entered into an Amendment No. 1 to Rights Agreement, dated December 22, 2003, between the Company and Wells Fargo Bank Minnesota, N.A. (the "Rights Agreement Amendment"). The Rights Agreement Amendment, among other things, provides that the rights issued thereunder will not be separately distributed to the Company's stockholders and become exercisable solely as a result of the commencement of a tender offer or exchange offer for all outstanding shares of the Common Stock. In addition, the Rights Agreement Amendment provides that the rights will not "flip-in" and entitle a holder to purchase shares of Common Stock at a discount upon consummation of such an offer which results in the bidder beneficially owning at least 85% of the outstanding shares of the Common Stock, excluding for purposes of determining the number of shares of Common Stock outstanding those shares owned by (1) directors who are also officers of the Company and (2) stock plans sponsored by the Company in which Company employee participants do not have the right to determine confidentially whether shares of Common Stock held subject to such plan(s) will be tendered in a tender offer or exchange offer. Pursuant to the Rights Agreement Amendment, the rights would also not be triggered by a subsequent merger of the Company with such a bidder in which the Company's stockholders receive the same consideration as was paid or issued in the tender offer or exchange offer. The Rights Agreement Amendment also clarifies that stockholders who enter into voting agreements or understandings solely regarding voting on the Company's proposed plan of liquidation and dissolution will not be deemed to beneficially own the shares owned by the other parties to such agreements or understandings.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock after June 1, 2001 (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender or transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on June 14, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If there is a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a person becomes an Acquiring Person, except as otherwise provided in the Rights Agreement Amendment or pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15. Assuming that the Common Stock had a per share value of $1 at such time, the holder of each valid Right would be entitled to purchase 30 shares of Common Stock for $15.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

         As of April 30, 2001, there were 27,037,814 shares of Common Stock of the Company outstanding and no shares of Common Stock of the Company in the treasury. Each share of Common Stock of the Company outstanding at the close of business on June 14, 2001, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee benefit plans or upon the exercise, conversion or exchange of certain securities of the Company. 1,500,000 shares of Series A Preferred Stock are initially reserved for issuance upon exercise of the Rights.

         The number and kind of shares and the purchase price of the shares covered by each Right and the number of Rights outstanding are subject to adjustment in the event of a dividend, subdivision, combination or reclassification of the Series A Preferred Stock such that the purchase price in effect at the time of the record date for such event and the number and kind of shares of Series A Preferred Stock or capital stock issuable on such date shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of Series A Preferred Stock or capital stock as if such Right had been exercised immediately prior to such dividend, subdivision, combination or reclassification.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror who is willing to negotiate with the Board or who is willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement or (ii) at any time until 10 days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

         The Rights Agreement (as originally adopted), dated as of June 1, 2001, between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, specifying the terms of the Rights and including the form of the Certificate of Designation, Preferences and Rights and the Rights Agreement Amendment are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2.  Exhibits.

1 Rights Agreement, dated as of June 1, 2001, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent, including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.0001 per share, as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement) (incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 6, 2001).

2 Amendment No. 1 to Rights Agreement, dated December 22, 2003, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent.

                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             NET PERCEPTIONS, INC.


Date:  December 23, 2003                     By: /s/ Thomas M. Donnelly
                                                 -----------------------------
                                                 Name:  Thomas M. Donnelly
                                                 Title: President

                                 EXHIBIT INDEX


Exhibit
Number         Description
-------        -----------

     1 Rights Agreement, dated as of June 1, 2001, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent, including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.0001 per share, as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement) (incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 6, 2001).

     2 Amendment No. 1 to Rights Agreement, dated December 22, 2003, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent.

                                                                     Exhibit 2


                      AMENDMENT NO. 1 TO RIGHTS AGREEMENT

         This AMENDMENT NO. 1 TO RIGHTS AGREEMENT (this "Amendment") is being entered into as of December 22, 2003 between Net Perceptions, Inc., a Delaware corporation (the "Company"), and Wells Fargo Bank Minnesota, N.A., as rights agent (the "Rights Agent").

         The Company and the Rights Agent are parties to a Rights Agreement dated as of June 1, 2001 (the "Rights Agreement").

         The Company's Board of Directors has adopted a Plan of Complete Liquidation and Dissolution which is expected to be submitted to the Company's stockholders for approval and adoption at a meeting of the Company's stockholders.

         Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof. The Company now desires to amend the Rights Agreement as set forth in this Amendment and deems such amendment to be necessary and desirable. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual agreement herein set forth, the parties hereby agree as follows:

         (1) AMENDMENT OF SECTION 1(d). Section 1(d) of the Rights Agreement is hereby amended to add the following sentence at the end thereof:

                  "Notwithstanding anything in this Section 1(d) to the contrary, a Person (the "First Person") shall not be deemed to Beneficially Own securities Beneficially Owned by another Person solely as a result of, or the performance by a Person under, any agreement, arrangement or understanding between the First Person and such other Person solely with respect to the voting of any voting securities of the Company solely with respect to the Plan of Complete Liquidation and Dissolution (as it may be amended or supplemented from time to time) adopted by the Company's Board of Directors."

         (2) AMENDMENT OF SECTION 1(ff). Section 1(ff) of the Rights Agreement is hereby amended in its entirety to read as follows:

                  "(ff) "Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed or amended pursuant to
         Section 13(d) under the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such other than pursuant to a Qualified Offer or a Qualified Transaction."

         (3) AMENDMENT OF SECTION 1. Section 1 of the Rights Agreement is hereby further amended to add the following subparagraph at the end thereof:

                  (ll) "Qualified Transaction" shall have the meaning set forth in Section 11(a)(ii) hereof.

         (4) AMENDMENT OF SECTION 3(a). The first sentence of Section 3(a) of the Rights Agreement is hereby amended in its entirety and replaced with the following sentence:

                  "Until the earlier of (i) the close of business on the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), or (ii) the close of business on the tenth Business Day (or such later date as the Board shall determine) after (A) the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) for less than the all outstanding shares of Common Stock is commenced within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act or (B) the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) which, at the time such tender or exchange offer is commenced, within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, is for all outstanding shares of Common Stock, is amended or supplemented such that such tender or exchange offer is for less than all outstanding shares of Common Stock, if (in the case of (A) or (B)) upon consummation thereof, such Person would become an Acquiring Person (the earlier of (i) and (ii) being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company).

         (5) AMENDMENT OF SECTION 11(a)(ii). Section 11(a)(ii) of the Rights Agreement is hereby amended in its entirety to read as follows:

                  "(ii) In the event any Person shall, at any time after the Rights Dividend Declaration Date, become an Acquiring Person, unless the event causing such Person to become an Acquiring Person (A) is a transaction set forth in Section 13(a) hereof, (B) is an acquisition of shares of Common Stock pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person, after receiving advice from one or more investment banking firms, to be (1) at a price which is fair to stockholders and not inadequate (taking into account all factors which such members of the Board deem relevant, including, without limitation, prices which could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) and (2) otherwise in the best interests of the Company and its stockholders (a "Qualified Offer"), or (C) is an acquisition of shares of Common Stock pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock the consummation of which tender offer or exchange offer results in such Person becoming the Beneficial Owner of shares of Common Stock constituting at least 85% of the shares of Common Stock outstanding at the time of commencement of such tender offer or exchange offer (a "Qualified Transaction"), excluding for purposes of determining the number of shares of Common Stock outstanding (but not for purposes of determining the number of outstanding shares of Common Stock beneficially owned by such Person) those shares of Common Stock beneficially owned by (1) individuals, if any, who are directors and also officers of the Company and (2) stock plans sponsored by the Company, if any, in which Company employee participants do not have the right to determine confidentially whether shares of Common Stock held subject to such stock plan(s) will be tendered in a tender offer or exchange offer then, promptly following the occurrence of such event, proper provision shall be made so that each holder of a Right (except as provided below and in Section 7(e) hereof) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, in lieu of a number of one one-thousandths of a share of Preferred Stock, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a
Section 11(a)(ii) Event, and (y) dividing that product (which, following such first occurrence, shall thereafter be referred to as the "Purchase Price" for each Right and for all purposes of this Agreement) by 50% of the Current Market Price (determined pursuant to Section 11(d) hereof) per share of Common Stock on the date of such first occurrence (such number of shares, the "Adjustment Shares")."

         (6)   AMENDMENT OF SECTION 13(d). Clause (i) of the first sentence of
               Section 13(d) of the Rights Agreement is hereby amended in its entirety to read as follows:

                  "(i) such transaction is consummated with a Person or Persons who acquired shares of Common Stock pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock which is a Qualified Offer or a Qualified Transaction as such terms are defined in Section 11(a)(ii) hereof (or a wholly owned subsidiary of any such Person or Persons),"

         (7) EFFECTIVENESS. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

         (8) MISCELLANEOUS. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within the State of Delaware without giving effect to the principles of conflict of laws thereof. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument. If any provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.


                          [Signature Page To Follow]

         IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the day and year first written above.


Attest:                                     NET PERCEPTIONS, INC.


/s/ Teresa J. Dery                          By:  /s/ Thomas M. Donnelly
--------------------------                      ------------------------------
                                            Name:  Thomas M. Donnelly
                                            Title: President


Attest:                                     WELLS FARGO BANK MINNESOTA,
                                            N.A., as Rights Agent


/s/ Cindy Gesme                             By: /s/ Cheryl Kelly
-------------------------                       ------------------------------
                                            Name:  Cheryl Kelly
                                            Title: Account Manager